

June 3, 2022

Jaime M. Gershkow, Esq.
Stradley Ronan Stevens & Young, LLP
320 South Canal Street, 27th Floor
Chicago, Illinois 60606

> Re: Emerge ETF Trust
>   File Nos. 333-264662 and 811-23797

Dear Ms. Gershkow:

On May 4, 2022, you filed a registration statement on Form N-1A for Emerge ETF Trust (the "Trust") to register shares of the Emerge EMPWR Sustainable Dividend Equity ETF, Emerge EMPWR Sustainable Select Growth Equity ETF, Emerge EMPWR Sustainable Global Core Equity ETF, Emerge EMPWR Sustainable Emerging Markets Equity ETF, and Emerge EMPWR Unified Sustainable Equity ETF (each a "Fund" and together the "Funds"). Our comments are set forth below. For convenience, we generally organized our comments using the headings and terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS COMMENTS

Cover Page

1. Please include the exchange ticker symbol for each Fund's shares. See Item 1(a)(2) of Form N-1A.

Fees and Expenses of the Fund

2. Please provide a completed fee table for each Fund.

3. The disclosure states the Fund may invest principally in other funds and ETFs. If the Fund anticipates that Acquired Fund Fees & Expenses will exceed 0.01 percent, insert a separate line item to the fee table disclosing an estimate of these expenses.

Example

4. The last sentence preceding the example states that, although your actual costs may be higher or lower, based on these assumptions your costs would be: . . ." Please add, "whether you redeem or hold your shares" after "costs."

Portfolio Turnover

5. The disclosure says, "A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account." If applicable, please revise the Principal Investment Strategies and Principal Risks section to disclose that the Fund will frequently buy and sell portfolio securities (potentially leading to higher portfolio turnover rate). Alternatively, please explain to us why frequently buying and selling portfolio securities does not constitute a principal strategy.

Principal Investment Strategies

6. The disclosure says the Fund will invest in "dividend-paying equity securities or other investments with similar economic characteristics of such securities…" Please disclose what is meant by "other investments." If these include derivatives, please disclose that the Fund will use the market value of derivatives when calculating compliance with its 80% investment policy.

7. Please describe and explain the definition of "ESG" and specific ESG area(s) of focus. For example, please enhance the disclosure to say which E, S, and G criteria are considered, and more completely describe the positive screens that are applied.

8. Please clarify the disclosure regarding what roles the Adviser and Sub-Adviser play in the investment selection process with respect to ESG factors. Please explain what the Adviser and Sub-Adviser roles are when assessing the ESG characteristics and criteria. For example, please explain whether the Sub-Adviser makes recommendations to the Adviser, who then makes the determination if the issuer meets the ESG criteria. We may have further comments based on your response.

9. Please describe each Fund's due diligence practices in applying its screening criteria to portfolio companies.

10. In the registration statement, please disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for each Fund's portfolio companies. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.

11. We note that the Fund intends to use scores from multiple third party data/scoring providers to select investments.

    a. In the principal strategies, please identify the provider that the Fund intends to use or the primary providers if the Fund intends to use multiple third party providers.

    b. Please also briefly summarize each providers' criteria/methodology in the principal strategies section.

      c.   Please clarify in the disclosure how heavily rating provider scores are weighed. In the second to last paragraph of this section, they are described as one of several factors. However, later disclosure suggests ratings will be relied upon more heavily.

      d.   Please consider any related principal risks to the fund's use of third party data providers, since the criteria used by providers can differ significantly.

12. The disclosure says that Emerge applies a negative screen to exclude companies for investment that derive a <u>certain percentage</u> of their revenues from biological and chemical weapons, fossil fuel (where, in Emerge's view, the company does not appropriately manage the ESG risks associated with its exposure to fossil fuel), thermal coal extraction, gambling, adult entertainment, tobacco production, recreational cannabis and alcoholic beverages.

      a.   Please disclose the actual percentage.

      b.   We believe this disclosure could potentially suggest that fossil fuels are excluded from investing when they frequently may not be. Because fossil fuels are treated differently from the other exclusions, please remove them from this sentence and state that fossil fuel companies are only excluded if the company does not appropriately manage ESG risks related to fossil fuels.

      c.   Please disclose how Emerge decides whether the risks associated with its exposure to fossil fuels are appropriately managed.

13. The disclosure says, "Emerge may modify the above list of negative screens at any time, without prior shareholder approval or notice." Please represent to us in correspondence that all negative screens will be disclosed in the prospectus, even if no notice is given.

14. For Funds with "global" in the name, the disclosure says, "The Fund will provide exposure to investments that are economically tied to at least three different countries, including the United States..." Please remove United States or explain to us why the United States is included in the economically tied test.

15. For Funds that invest in issuers located in emerging markets, please disclose the method used for determining if a country is an emerging market.

16. For Funds investing in "thematic growth companies," please define and explain what is meant by this term.

17. For Funds investing in securities using a China-based variable interest entity (VIE) structure:

      a.   Please include disclosure to provide, at a minimum, a brief explanation of what a VIE is (including a discussion of the extent to which, and why, the Fund invests in them), an explanation of the material risks associated investing in

VIEs (including legality concerns) and disclosure of the impact to Fund returns and NAV if the risk occurs.

    b. Please explain how the Fund monitors and assesses risk exposures related to VIE structures generally and with respect to particular issuers.

    c. Please explain how the Fund has assessed existing strategy and risk disclosures related to VIE structures, based on current events.

Principal Risks

18. Please consider whether New Fund Risk should be added as a principal risk of investing in each Fund.

19. We note there is principal investment strategy disclosure for investing in all issuers of all capitalization sizes. Please disclose any corresponding risks (i.e. small-capitalization risk) in the Principal Risks section.

20. Under the heading, "ESG Risk," please include a discussion of risks of any use of third party data providers (i.e., that scores can vary across providers and even within industries from the same provider).

21. For Funds that disclose a "Sector Focus Risk," which discloses that the Fund may focus on particular industries, sectors or types of investments from time to time, please include these industries and sectors in the Fund's principal investment strategy section.

22. For Funds that disclose a "Geographic Focus Risk" which discloses that the Fund may have a specific geographic focus, please include the geographic focus in the Fund's principal investment strategy section.

Performance

23. Please tell us the appropriate broad-based securities market index each Fund intends to use in its average annual total return table. We may have more comments after reviewing your response. See Instruction 5 to Item 27(b)(7) of Form N-1A.

Portfolio Managers (page 12-13)

24. The disclosure says that Mses. Avery, Faddis, Jimenez, and Li provide recommendations to Ms. Langley with respect to their allocated portion of the Fund. Please disclose which portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund pursuant to Item 10 of Form N-1A.

<u>STATEMENT OF ADDITIONAL INFORMATION</u>

25. The SAI includes many blank or incomplete disclosures. Please revise and note we may have additional comments.

Fundamental Investment Policies (page 6)

26. Fundamental Investment Policy no. 7 states that the Fund will not invest more than 25% of the Fund's net assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities). Please disclose that each Fund will consider the investments of other investment companies in which it invests when determining compliance with its own concentration policy.

Management of the Fund (page 44)

27. We note that much of the information required by this section has been left blank. Please ensure that the Trust's pre-effective amendment provides all of the information required by Item 17(b)(10) of Form N-1A for each Trustee, including the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a Trustee of the Fund.

28. Please disclose if the Board will have an Interested Trustee as Chair. If so, please disclose whether there is a lead independent trustee and, if so, describe that person's role in the leadership of the Board. See Item 17(b) of Form N-1A.

ORGANIZATIONAL DOCUMENTS

29. Article VII, Section 4(a) of the Agreement and Declaration of Trust says shareholders must make a pre-suit demand upon the Board of Trustees. Please disclose this provision regarding a derivative action pre-suit demand and the conditions set forth in Section 4(a)-(c) of Article VII in an appropriate location in the Prospectus and SAI.

SIGNATURE PAGE

30. Under Section 6 (a) of the 1933 Act, any security may be registered with the Commission under the terms and conditions provided, by filing a registration statement which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions. Please make certain that the signature page meets the requirements of Section 6(a).

GENERAL COMMENTS

31. Please complete or update all information that is currently in brackets or missing in the registration statement (*e.g.*, fee table, expense example, sub-adviser, portfolio managers, purchase and sale of Fund shares, information in the statement of additional information, and exhibits). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on

> information supplied supplementally, or on exhibits added in any pre-effective amendment.

32. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement. The staff may have additional comments.

33. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6478.

Sincerely,

/s/ Ashley Vroman-Lee

Ashley Vroman-Lee
Senior Counsel

cc: Michael J. Spratt, Assistant Director